UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. ____)*

NET Power Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

64107A105
(CUSIP Number)

Cameron Hosie

Chief Executive Officer

8 Rivers Capital, LLC

406 Blackwell Street, 4th Floor

Durham, North Carolina 27701

(919) 667-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107A105	13D	Page 1 of 14

1	Names of Reporting Persons 8 RIVERS CAPITAL, LLC
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500,000
	8	Shared Voting Power 30,005,300(1)(2)
	9	Sole Dispositive Power 500,000
	10	Shared Dispositive Power 30,005,300(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,005,300(1)(2)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9%(3)
14	type of reporting person OO

1 Beneficial ownership of shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of NET Power Inc. (the “Issuer”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

2 Represents 30,005,300 Class A Units of NET Power Operations, LLC held directly by NPEH, LLC, that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), of the Issuer held directly by NPEH, LLC, which have no economic value, will be cancelled.

3 The percentages reported in this Schedule 13D are calculated based upon (i) 67,352,271 shares of Class A Common Stock issued and outstanding as of June 8, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2023 (the “Issuer Form 8-K”), plus (ii) 137,192,563 Class A Units of NET Power Operations, LLC issued and outstanding (also as reported in the Issuer Form 8-K) that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the persons effecting such exchange, which have no economic value, will be cancelled.

CUSIP No. 64107A105	13D	Page 2 of 14

1	Names of Reporting Persons NPEH, LLC
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 30,005,300(1)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 30,005,300(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,005,300(1)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.7%(2)
14	type of reporting person OO

1 Represents 30,005,300 Class A Units of NET Power Operations, LLC held directly by NPEH, LLC, that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held directly by NPEH, LLC, which have no economic value, will be cancelled.

2 The percentages reported in this Schedule 13D are calculated based upon (i) 67,352,271 shares of Class A Common Stock issued and outstanding as of June 8, 2023, as reported in the Issuer Form 8-K, plus (ii) 137,192,563 Class A Units of NET Power Operations, LLC issued and outstanding (also as reported in the Issuer Form 8-K) that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the persons effecting such exchange, which have no economic value, will be cancelled.

CUSIP No. 64107A105	13D	Page 3 of 14

1	Names of Reporting Persons SK INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization South Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 35,505,300(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 35,505,300(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,505,300(1)(2)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 17.4%(3)
14	type of reporting person OO

1 Beneficial ownership of Shares of common stock of the Issuer’s Class A Common Stock is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

2 Represents 5,000,000 shares of Class A Common Stock held directly by Tillandsia, Inc., 500,000 shares of Class A Common Stock held directly by 8 Rivers Capital, LLC and 30,005,300 Class A Units of NET Power Operations, LLC held directly by NPEH, LLC that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held directly by NPEH, LLC, which have no economic value, will be cancelled.

3 The percentages reported in this Schedule 13D are calculated based upon (i) 67,352,271 shares of Class A Common Stock issued and outstanding as of June 8, 2023, as reported in the Issuer Form 8-K, plus (ii) 137,192,563 Class A Units of NET Power Operations, LLC issued and outstanding (also as reported in the Issuer Form 8-K) that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the persons effecting such exchange, which have no economic value, will be cancelled.

CUSIP No. 64107A105	13D	Page 4 of 14

1	Names of Reporting Persons TILLANDSIA, INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,000,000
	8	Shared Voting Power 30,505,300(1)(2)
	9	Sole Dispositive Power 5,000,000
	10	Shared Dispositive Power 30,505,300(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,505,300(1)(2)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 17.4%(3)
14	type of reporting person OO

1 Beneficial ownership of Shares of common stock of the Issuer’s Class A Common Stock is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

2 Represents 5,000,000 shares of Class A Common Stock held directly by Tillandsia, Inc., 500,000 shares of Class A Common Stock held directly by 8 Rivers Capital, LLC and 30,005,300 Class A Units of NET Power Operations, LLC held directly by NPEH, LLC that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held directly by NPEH, LLC, which have no economic value, will be cancelled.

3 The percentages reported in this Schedule 13D are calculated based upon (i) 67,352,271 shares of Class A Common Stock issued and outstanding as of June 8, 2023, as reported in the Issuer Form 8-K, plus (ii) 137,192,563 Class A Units of NET Power Operations, LLC issued and outstanding (also as reported in the Issuer Form 8-K) that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the persons effecting such exchange, which have no economic value, will be cancelled.

CUSIP No. 64107A105	13D	Page 5 of 14

1	Names of Reporting Persons ARECA, INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 30,505,300(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 30,505,300(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,505,300(1)(2)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9%(3)
14	type of reporting person OO

1 Beneficial ownership of Shares of common stock of the Issuer’s Class A Common Stock is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

2 Represents 500,000 shares of Class A Common Stock held directly by 8 Rivers Capital, LLC and 30,005,300 Class A Units of NET Power Operations, LLC held directly by NPEH, LLC that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held directly by NPEH, LLC, which have no economic value, will be cancelled.

3 The percentages reported in this Schedule 13D are calculated based upon (i) 67,352,271 shares of Class A Common Stock issued and outstanding as of June 8, 2023, as reported in the Issuer Form 8-K, plus (ii) 137,192,563 Class A Units of NET Power Operations, LLC issued and outstanding (also as reported in the Issuer Form 8-K) that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the persons effecting such exchange, which have no economic value, will be cancelled.

CUSIP No. 64107A105	13D	Page 6 of 14

1	Names of Reporting Persons CHAMAEDOREA, INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 30,505,300(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 30,505,300(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,505,300(1)(2)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9%(3)
14	type of reporting person OO

1 Beneficial ownership of Shares of common stock of the Issuer’s Class A Common Stock is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

2 Represents 500,000 shares of Class A Common Stock held directly by 8 Rivers Capital, LLC and 30,005,300 Class A Units of NET Power Operations, LLC held directly by NPEH, LLC that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held directly by NPEH, LLC, which have no economic value, will be cancelled.

3 The percentages reported in this Schedule 13D are calculated based upon (i) 67,352,271 shares of Class A Common Stock issued and outstanding as of June 8, 2023, as reported in the Issuer Form 8-K, plus (ii) 137,192,563 Class A Units of NET Power Operations, LLC issued and outstanding (also as reported in the Issuer Form 8-K) that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the persons effecting such exchange, which have no economic value, will be cancelled.

CUSIP No. 64107A105	13D	Page 7 of 14

The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Net Power Inc. (the “Issuer”).* The address of the principal executive offices of the Issuer is 404 Hunt Street, Suite 410, Durham, North Carolina 27701.

* In connection with its domestication as a Delaware corporation on June 8, 2023 and the business combination with NET Power LLC on June 8, 2023, the Issuer changed its name from Rice Acquisition Corp. II (“RONI”) to NET Power Inc. Prior to its domestication as a Delaware corporation, the Issuer was organized as a Cayman Islands exempted company, with a capital structure including Class A and Class B ordinary shares. Upon the domestication of the Issuer, these ordinary shares were automatically converted into shares of Class A and Class B common stock, as applicable, on a one for one basis. For ease of reference, in this Schedule 13D the shares of the Issuer both pre-domestication and post-domestication are referred to as shares of common stock.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by each of 8 Rivers Capital, LLC, a Delaware limited liability company (“8 Rivers”), NPEH, LLC, a Delaware limited liability company (“NPEH”), SK Inc., a.company registered in South Korea (“SK”), Tillandsia Inc., a Delaware limited liability company (“Tillandsia”), Areca Inc., a Delaware limited liability company (“Areca”), and Chamaedorea Inc., a Delaware limited liability company (“Chamaedorea”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

This Schedule 13D relates to 5,000,000 shares of Class A Common Stock directly owned by Tillandsia, 500,000 shares of Class A Common Stock directly owned by 8 Rivers and 30,005,500 shares of Class A Common Stock deemed to be directly owned by NPEH by virtue of the exchange feature described below. 8 Rivers beneficially owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. SK indirectly beneficially owns 100.0% of the outstanding equity of Tillandsia and thus may be deemed to be a beneficial owner of the shares beneficially owned by Tillandsia. SK indirectly beneficially owns 100.0% of the outstanding equity of Areca and Chamaedorea and each of Tillandsia, Areca and Chamaedorea beneficially owns approximately 15.4%, 26.7% and 20.3%, respectively, of the voting units of 8 Rivers and thus SK may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. For purposes of this Schedule 13D, NPEH disclaims beneficial ownership of the shares owned directly by 8 Rivers except to the extent of its pecuniary interest, if any, therein, 8 Rivers disclaims beneficial ownership of the shares owned directly by NPEH except to the extent of its pecuniary interest, if any, therein, and SK disclaims beneficial ownership of the shares owned directly by Tillandsia, NPEH or 8 Rivers except to the extent of its pecuniary interest, if any, therein.

(b) The principal business address of each of 8 Rivers and NPEH is 406 Blackwell Street, 4th Floor, Durham, North Carolina 27701. The principal business address of SK is 26, Jong-Ro, Jongno-Gu, Seoul, South Korea 03188. The principal business address each of Tillandsia, Areca and Chamaedorea is 55 E. 59th Street, Floor 11, New York, New York 10022-1112.

(c) The principal business of 8 Rivers is clean energy technology development. The principal business of NPEH is to serve as a holding company. The principal business of SK is to serve as a holding and information technology services company. The principal business of Tillandsia is to serve as a holding company. The principal business of Areca is to serve as a holding company. The principal business of Chamaedorea is to serve as a holding company.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 64107A105	13D	Page 8 of 14

(f) 8 Rivers is a limited liability company organized under the laws of State of Delaware. NPEH is a limited liability company organized under the laws of the State of Delaware. SK is a company registered in South Korea. Tillandsia is a limited liability company organized under the laws of State of Delaware. Areca is a limited liability company organized under the laws of State of Delaware. Chamaedorea is a limited liability company organized under the laws of State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 8, 2023 (the “Closing Date”), as a result of the consummation of the transactions (the "Business Combination") contemplated by that certain Business Combination Agreement (the “Combination Agreement”), dated December 13, 2022 and subsequently amended on April 23, 2023, by and among the Issuer, NET Power Operations LLC (f/k/a Rice Acquisition Holdings II LLC) ("Opco"), Topo Buyer Co, LLC, Topo Merger Sub, LLC and NET Power, LLC ("Old NET Power"), in exchange for the equity interests of Old NET Power, which were cancelled, the Existing NET Power Holders (as defined in the Combination Agreement), including NPEH, LLC, received Class A Units of Opco (the "Opco Units") and a corresponding number of shares of the Issuer's Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”) (which together are exchangeable into shares of the Issuer's Class A Common Stock on a one-for-one basis as described in Item 6 below). Thus, as part of the Business Combination, NPEH acquired 30,005,300 Opco Units and a corresponding number of shares of Class B Common Stock of the Issuer. The Business Combination is described in the Issuer’s definitive proxy statement/prospectus dated May 10, 2023 filed with the SEC on May 10, 2023 and the Issuer Form 8-K.

The foregoing description is not complete and is qualified in its entirety by reference to the copies of the Combination Agreement and the Amendment thereto, filed as Exhibits 1 and 2 hereto, which are incorporated herein by reference

In connection with the Business Combination, RONI entered into subscription agreements with certain investors, including Tillandsia and 8 Rivers, pursuant to which such investors agreed to purchase, and RONI agreed to issue and sell to such investors, newly issued shares of Class A Common Stock at a purchase price of $10.00 per share for gross proceeds of approximately $490 million in private placements. Pursuant to the subscription agreement between RONI and Tillandsia, dated May 18, 2023 (the “Tillandsia Subscription Agreement”), Tillandsia purchased 5,000,000 shares of Class A Common Stock for a purchase price of $50,000,000. Pursuant to the subscription agreement between RONI and 8 Rivers, dated December 13, 2022 (the “8 Rivers Subscription Agreement”), 8 Rivers purchased 500,000 shares of Class A Common Stock for a purchase price of $5,000,000. Such shares were issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as a transaction by an issuer not involving a public offering. The consummation of the private placements took place on June 8, 2023.

The foregoing description of the subscription agreements entered into by RONI with certain investors, including 8 Rivers and Tillandsia, is not complete and is qualified in its entirety by reference to the 8 Rivers Subscription Agreement, a form of which is filed as Exhibit 3 here, and a copy of Tillandsia Subscription Agreement filed as Exhibit 4 hereto, in each case which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The description of the Business Combination (as defined in Item 3) set forth in Item 3 above is incorporated by reference in its entirety into this Item 4. Tillandsia purchased the shares of Class A Common Stock of the Issuer pursuant to the Tillandsia Subscription Agreement. NPEH acquired the Opco Units and corresponding shares of Class B Common Stock of the Issuer as part of the Business Combination and 8 Rivers purchased the shares of Class A Common Stock of the Issuer pursuant to the 8 Rivers Subscription Agreement. Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Other than as described in this Schedule 13D, none of the Reporting Persons have any present positions, plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such positions, plans or proposals.

CUSIP No. 64107A105	13D	Page 9 of 14

Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The percentages reported in this Schedule 13D are calculated based upon (i) 67,352,271 shares of Class A Common Stock issued and outstanding as of June 8, 2023, as reported in the Issuer Form 8-K, plus (ii) 137,192,563 Opco Units that are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the persons effecting such exchange, which have no economic value, will be cancelled.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by NPEH that it is the beneficial owner of any Shares directly owned by 8 Rivers referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described in this Schedule 13D, no transactions in the class of securities reported have been effected during the past sixty (60) days by the Reporting Persons.

(d) Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Limited Liability Company Agreement of NET Power Operations LLC

On the Closing Date, Opco’s existing limited liability company agreement was amended and restated (the “Opco LLC Agreement”) to, among other things, reflect the Business Combination. The Opco LLC Agreement provides holders of Opco Units (other than the Issuer) the right (the “Exchange Right”) to exchange Opco Units for an equal number of shares of the Issuer’s Class A Common Stock or, at the Issuer’s election under certain circumstances set forth therein, cash, in each case, subject to certain restrictions set forth therein. Upon redemption of any Opco Units, an equal number of shares of Class B Common Stock held by the redeeming member of Opco shall be canceled. Holders of Opco Units, including NPEH, generally will be permitted to exercise the Exchange Right on a quarterly basis, subject to certain de minimis allowances. In addition, additional exchanges may occur in connection with certain specified events, and any exchanges involving 500,000 or more Opco Units (subject to the Issuer's discretion to permit exchanges of a lower number of units) may occur at any time upon 10 business days' advance notice. The Exchange Rights are subject to certain limitations and restrictions intended to reduce the administrative burden of exchanges upon the Issuer and ensure that Opco will continue to be treated as a partnership for U.S. federal income tax purposes.

CUSIP No. 64107A105	13D	Page 10 of 14

The foregoing description of the Opco LLC Agreement and the Exchange Right is not complete and is qualified in its entirety by reference to the copy of the Opco LLC Agreement filed as Exhibit 5 hereto, which is incorporated herein by reference.

Stockholders’ Agreement

On the Closing Date, as contemplated by the Combination Agreement, RONI, RONI Opco, Topo Buyer Co., LLC, Rice Acquisition Sponsor II LLC (“Sponsor”), OLCV NET Power, LLC (“OXY”), Baker Hughes Energy Services LLC (“BHES”), NPEH, and Constellation Energy Generation, LLC (“Constellation”), and the respective Permitted Transferees (as defined in the Stockholders Agreement) of OXY, BHES, NPEH and Constellation, entered into the Stockholders’ Agreement, dated June 8, 2023 (the “Stockholders Agreement”).

The Stockholders Agreement provides that, among other things, the board of directors of the Issuer (the “Board”) will initially consist of 10 members, and

•	the holders of a majority of the Common Stock held by OXY or its Permitted Transferees will have the right to designate three director nominees for appointment or election to Board (the “OXY Directors” or each, an “OXY Director”); provided that (i) on the first date after the Closing Date that OXY, together with its Permitted Transferees, fails to hold at least 25% of the issued and outstanding voting interests of the Company, the right of OXY to designate three director nominees shall cease, and the term of one then current OXY Director shall thereupon automatically end, (ii) further, on the first date after the Closing Date that OXY, together with its Permitted Transferees, fails to hold at least 20% of the issued and outstanding voting interests of the Company, the right of OXY to designate two OXY Directors shall cease, and the term of one then current OXY Director shall thereupon automatically end, and (iii) further, on the first date after the Closing Date that OXY, together with its Permitted Transferees, fails to hold at least 10% of the issued and outstanding voting interests of the Company (the “Third OXY Fall-Away Date”), the right of OXY to designate an OXY Director shall cease, and the term of the then current OXY Director shall thereupon automatically end;

•	the holders of a majority of the Common Stock held by NPEH or its Permitted Transferees will have the right to designate one director nominee for appointment or election to the Board (the “NPEH Director”); provided that on the first date (the “NPEH Rivers Fall-Away Date”) after the Closing Date that (i) NPEH, together with its Permitted Transferees, fails to hold at least 10% of the issued and outstanding voting interests of the Company and (ii) NPEH’s Percentage Interest (as defined in the Stockholders Agreement) represents less than 50% of its Initial Percentage Interest (as defined in the Stockholders Agreement), the right of NPEH to designate a director shall cease, and the term of the then current NPEH Director shall thereupon automatically end;

•	the holders of a majority of the Common Stock held by Constellation or its Permitted Transferees will have the right to designate one director nominee, who shall be an independent director for purposes of the applicable stock exchange listing standards, for appointment or election to the Board (the “Constellation Director”); provided that on the first date (the “Constellation Fall-Away Date”) after the Closing Date that (i) Constellation, together with its Permitted Transferees, fails to hold at least 10% of the issued and outstanding voting interests of the Company and (ii) Constellation’s Percentage Interest represents less than 50% of its Initial Percentage Interest, the right of Constellation to designate a director shall cease, and the term of the then current Constellation Director shall thereupon automatically end;

•	the holders of a majority of the Common Stock held by Sponsor or its Permitted Transferees will have the right to designate one director for appointment or election to the Board (the “Sponsor Director”); provided that on the first date after the Closing Date that (i) Sponsor, together with its Permitted Transferees, fails to hold at least 5% of the issued and outstanding voting interests of the Company and (ii) Sponsor’s Percentage Interest represents less than 50% of its Initial Percentage Interest, the right of Sponsor to designate a director shall cease, and the term of the then current Sponsor Director shall thereupon automatically end;

CUSIP No. 64107A105	13D	Page 11 of 14

•	the Board will nominate the person then serving as the Chief Executive Officer of the Company for appointment or election to the Board; and

•	the Board will nominate for appointment or election to the Board a minimum of three independent directors (the “Company Directors”), and prior to the Third OXY Fall-Away Date, the 8 Rivers Fall-Away Date and the Constellation Fall-Away Date, as applicable, the Board will consult with OXY, 8 Rivers and Constellation, respectively, concerning the persons to be designated by the Board as the Company Directors.

As of the Closing Date, after consummation of the Business Combination, Eunkyung Sung serves as the NPEH Director. Ms. Song has served as a Vice President of SUPEX Council, the official management advisory body of SK Group, since April 2006. SK is the strategic investment holding company of SK Group. Pursuant to the Combination Agreement, Ms. Sung is subject to certain lock-up provisions during the lock-up periods as described in the sponsor letter agreement, by and among RONI, OpCo, the Issuer, Rice Acquisition Sponsor II LLC (the “Sponsor”), and RONI’s directors and officers, dated December 13, 2022 (the “Sponsor Letter Agreement”), with respect to its Sponsor RONI Interests, as defined in the Combination Agreement. The Sponsor Letter Agreement also included that Rice Acquisition Sponsor II LLC, and RONI’s directors and officers agree to (i) vote all of their shares of RONI in favor of the Combination Agreement; (ii) be bound by certain transfer restrictions prior to the consummation of the Business Combination in respect of the shares of RONI each held; and (iii) waive certain of the anti-dilution and conversion rights with respect to their shares of RONI and RONI Opco units. The foregoing description of the Sponsor Letter Agreement is not complete and is qualified in its entirety by reference to the copy of the Sponsor Letter Agreement filed as Exhibit 6 hereto, which is incorporated herein by reference.

On the Closing Date, the Issuer entered into indemnification agreements with each of its directors and executive officers, including Ms. Sung. These indemnification agreements require the Issuer to indemnify its directors and executive officers to the fullest extent permitted by applicable law and to advance and reimburse expenses incurred as a result of any proceeding against them as to which they could be indemnified. The foregoing summary of the indemnification agreements is not complete and is qualified in its entirety by reference to the copy of the Form of Indemnification Agreement filed as Exhibit 7 hereto, which is incorporated herein by reference.

Also, subject to the terms and conditions and with exceptions as set forth in the Stockholders Agreement, each Legacy NET Power Holder (as defined therein), including NPEH, has agreed to certain lock-up restrictions, including:

•	33 1/3% of its equity interests in the Issuer and Opco (“Company Interests”) that were received pursuant to the Combination Agreement as consideration for equity interests in Old NET Power (the “Price-Based Lock-up Shares”) may not be transferred until after the three-year anniversary of the Closing Date; provided, however, that if the last sale price of the Class A Common Stock on the principal exchange on which such securities are then listed or quoted, for any 20 trading days within any 30 consecutive trading-day period commencing at least 15 days after the Closing, exceeds (i) $12.00 per share, then one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, (ii) $14.00 per share, then an additional one-third of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions, and (iii) $16.00 per share, then all of the Price-Based Lock-up Shares will no longer be subject to such lock-up restrictions; and
•	66 2/3% of its Company Interests that were received pursuant to the Business Combination Agreement as consideration for equity interests in Old NET Power (the “Time-Based Lock-up Shares”) may not be transferred until after the one-year anniversary of the Closing Date; provided, however, that if the last sale price of the Class A Common Stock on the principal exchange on which such securities are then listed or quoted, for any 20 trading days within any 30 consecutive trading-day period commencing at least six months after the Closing Date, exceeds $12.00 per share, then the Time-Based Lock-up Shares will no longer be subject to such lock-up restrictions.

CUSIP No. 64107A105	13D	Page 12 of 14

Additionally, pursuant to the Stockholders Agreement, subject to the terms and conditions and with customary exceptions as set forth therein, certain holders, including NPEH, were granted certain customary registration rights, including, among other things, “piggyback” registration rights that allow them to include their Registrable Securities (as defined in the Stockholders Agreement) in certain registrations initiated by the Issuer. Also, subject to the terms and conditions and with customary exceptions as set forth in the Stockholders Agreement, certain holders, including NPEH, may request to sell all or any portion of its Registrable Securities in an underwritten offering, provided that the Issuer shall only be obligated to effect such an underwritten offering if the total offering price (before deduction of underwriting discounts and commissions) of the securities included therein is reasonably expected to exceed, in the aggregate, $25 million or if the request is with respect to all of the then outstanding Registrable Securities of such holder.

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the copy of the Stockholders Agreement filed as Exhibit 8 hereto, which is incorporated herein by reference.

Support Agreement

On December 13, 2022, RONI, Sponsor, the Issuer and certain holders of the Issuer’s equity, including NPEH, entered into a Support Agreement (as amended pursuant to its terms, the “Support Agreement”), pursuant to which each holder of the Issuer’s equity agreed to, among other things, (i) retain their respective equity interests, (ii) vote in favor of the Combination Agreement and the transactions contemplated thereby and (iii) be bound by certain other covenants and agreements related to the Business Combination. The foregoing description of the Support Agreement is not complete and is qualified in its entirety by reference to the copy of the Support Agreement the First Amendment to the Support Agreement filed as Exhibits 9 and 10 hereto, which are incorporated herein by reference.

Tax Receivable Agreement

On the Closing Date, as contemplated by the Combination Agreement, the Issuer and Opco entered into the Tax Receivable Agreement, dated June 8, 2023 (the “Tax Receivable Agreement”), with Opco unitholders who received Opco Units pursuant to the Combination Agreement as consideration for equity interests in Old NET Power (the “TRA Unitholders”), including NPEH, and the Agent (as defined therein). Pursuant to the Tax Receivable Agreement, the Issuer will be required to pay to the TRA Unitholders 75% of the tax savings that the Issuer realizes as a result of increases in tax basis in Opco’s assets resulting from the future exchange of Opco Units for Class A Common Stock (or cash) pursuant to the Opco LLC Agreement, as well as certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement. Nonpayment of the Issuer’s obligations for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement resulting in a lump-sum payment, which may be substantial.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement (subject to certain assumptions), or certain other acceleration events, including a Change of Control (as defined in the Tax Receivable Agreement), occur.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by reference to the copy of the Tax Receivable Agreement filed as Exhibit 11 hereto, which is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. A copy of this agreement is attached as Exhibit 12 hereto and is incorporated herein by reference.

CUSIP No. 64107A105	13D	Page 13 of 14

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Business Combination Agreement, dated as of December 13, 2022, by and among Rice Acquisition Corp. II, Rice Acquisition Holdings II LLC, Topo Buyer Co, LLC, Topo Merger Sub, LLC and NET Power, LLC, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2022.

2.	First Amendment to the Business Combination Agreement, dated as of April 23, 2023, by and among Topo Buyer Co, LLC and NET Power, LLC, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 24, 2023.

3.	Form of Subscription Agreement, dated as of December 13, 2022, by and between Rice Acquisition Corp. II and the subscriber named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2022).

4.	Subscription Agreement, dated as of May 18, 2023, by and between Rice Acquisition Corp. II and Tillandsia, Inc., incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 24, 2023.

5.	Second Amended and Restated Limited Liability Company Agreement of NET Power Operations LLC, dated as of June 8, 2023, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2023.

6.	Sponsor Letter Agreement, dated as of December 13, 2022, by and among Rice Acquisition Corp. II, Rice Acquisition Sponsor II LLC, Rice Acquisition Holdings II LLC, NET Power, LLC and the members of the board of directors or management of Rice Acquisition Corp. II, incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2022.

7.	Form of Indemnification Agreement for directors and executive officers of NET Power Inc., incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2023.

8.	Stockholders’ Agreement, dated as of June 8, 2023, by and among Rice Acquisition Corp. II, Rice Acquisition Holdings II LLC, Rice Acquisition Sponsor II LLC and the NET Power Holders (as defined therein), incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2023.

9.	Support Agreement, dated December 13, 2022, between Rice Acquisition Corp. II, Rice Acquisition Sponsor II LLC, NET Power, LLC and the other persons whose names appear on the signature pages thereto, incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2022.

10.	First Amendment to the Support Agreement, dated April 23, 2023, by and among Rice Acquisition Corp. II, Rice Acquisition Sponsor II LLC, NET Power, LLC and the other persons whose names appear on the signature pages thereto, incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 24, 2023).

11.	Tax Receivable Agreement, dated as of June 8, 2023, by and among NET Power Inc., NET Power Operations LLC, certain equityholders of NET Power Operations LLC and the Agent (as defined therein), incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2023.

12.	Joint Filing Agreement by and between 8 Rivers Capital, LLC, NPEH, LLC, SK Inc., Tillandsia Inc., Areca Inc., and Chamaedorea Inc., dated June 20, 2023.

CUSIP No. 64107A105	13D	Page 14 of 14

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 20, 2023	8 RIVERS CAPITAL, LLC

	By:	/s/ Cameron Hosie
Cameron Hosie, Chief Executive Officer

NPEH, LLC
By: 8 Rivers Capital, LLC, its Manager

	By:	/s/ Cameron Hosie
Cameron Hosie, Chief Executive Officer

SK INC.

	By:	/s/ Munhyuk Jang
Munhyuk Jang, Head of Corporate Management Department

TILLANDSIA INC.

	By:	/s/ Kiseon Park
Kiseon Park, President

ARECA INC.

	By:	/s/ Jaehun Jang
Jaehun Jang, President

CHAMAEDOREA INC.

	By:	/s/ Manjae Han
Manjae Han, President